EXHIBIT 99.1

Annual and Special General Meeting

The Registrant hereby announces that at the Annual and Special General Meeting of shareholders held today, July 18, 2014, the following proposed resolutions set forth in the proxy statement filed under Form 6-K on June 9, 2014, were adopted:

1.	To approve an amendment to the terms of certain warrants granted to Telegraph Hill Capital Fund I, LLC.

2.	To approve for the Company’s Chief Executive Officer: (a) a bonus plan for 2014, in accordance with the compensation policy; and (b) the grant of options to purchase 5,000 of the Company’s Ordinary Shares.

3.	To approve payment in cash of compensation for Compensation Committee members, excluding external directors.

4.	To re-elect Messrs. Edouard Cukierman, Luis Gutierrez Roy, Ronen Zavlik and Mr. Yosi Lahad to the Company’s Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

5.	To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company's Independent Auditors for the year ending December 31, 2014 and for such additional period until the next annual general meeting of shareholders.

6.	To review the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2013.

The following proposed resolution was not adopted:

To approve an increase in the Company's authorized share capital and to effect corresponding amendments to the Company’s Articles of Association and to the Company’s Memorandum of Association, following which the Company's authorized share capital shall be NIS 480,000,000, divided into 6,000,000 Ordinary Shares, nominal value NIS 80.00 per share.

For additional details please refer to the proxy statement filed under Form 6-K on June 9, 2014.